

November 14, 2014

<u>Via E-mail</u>
Scott E. Wiegand, Esq.
Senior Vice President, Deputy General Counsel and
Corporate Secretary
Caesars Entertainment Resort Properties, LLC
One Caesars Palace Drive
Las Vegas, Nevada 89109

> **Re: Caesars Entertainment Resort Properties, LLC**
> **Registration Statement on Form S-4**
> **Filed October 16, 2014**
> **File No. 333-199393**

Dear Mr. Wiegand:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Cautionary Statement Regarding Forward-Looking Statements, page 52

2.   The safe harbor for forwarding-looking statements provided in the Private Securities
        Litigation Reform Act of 1995 does not apply to statements made in connection with a
        tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of
        the Exchange Act. Therefore, please delete the reference to the safe harbor or state
        explicitly that the safe harbor protections it provides do not apply to statements made in
        connection with the offer.

Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 58

3.   Please discuss management's general philosophies and practices with respect to the use
        of promotional allowances.

4.   We note your disclosure on page 76 regarding the tracking of VIP wagering volume
        (turnover) for the purposes of calculating incentives at the Paris Las Vegas. To the extent
        that management tracks any other specific volume indicators on a portfolio or per
        property basis, such as drop, hold percentage, handle or win percentage, please expand
        your disclosure to discuss these measures and to the extent that changes in those
        indicators impacted operating results, discuss such impact.

Our Business and Properties, page 75

The LINQ, page 77

5.   We note that you estimate that annual base rent at this property will produce
        approximately $17 million in gross rent revenues. Please explain to us the basis for this
        project. Refer to Item 10(b) of Regulation S-K for guidance.

6.   Based on your disclosure, it is unclear whether this property is still in development or has
        begun operations. Please revise to clarify.

Management, page 93

7.   With respect to your directors, please revise to explicitly discuss the specific experience,
        qualifications, attributes or skills that led to the conclusion that the person should serve as
        a trustee, in light of your business and structure. Please refer to Item 401(e) of
        Regulation S-K for guidance.

The Exchange Offer, page 142

Expiration Date; Extensions; Amendments; Termination, page 142

8.   As currently represented, the offer could be open for less than 20 full business days due to the 5:00pm expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Please confirm that the offer will be open at least through midnight on the twentieth business day. Please refer to Rule 14d-1(g)(3) and Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

9.   We note that you reserve the right "to delay accepting the old notes." Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Note 19 – Subsequent Events, page F-29

Bondholder Disputes, page F-29

10.   We note the pending litigation brought against CEOC by certain of its bondholders. We also note your disclosure that if CEOC bondholders prevail, it could have a material adverse effect on your business, financial condition and results of operations. Please expand your disclosure to elaborate upon how judgments against CEOC in these matters could materially adversely affect CERP. Please also disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Exhibits

11.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please file a draft copy for us to review as correspondence on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Monika K. Thurmond, Esq.